LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey  08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

February 5, 2010

Via Edgar - Correspondence

Mr. Howie Hallick, Senior Counsel

Security and Exchange Commission

450 5th Street

Washington, DC 20549

Re:

Stockcar Stocks Mutual Fund, Inc.

Request for Acceleration of Effective Date – Rule 461

Dear Mr. Hallick:

On behalf of the above named registrant, and as a follow-up to our telephone conversation, this letter will serve as its request for acceleration of the “Effective Date” of its most recent Form 485A, filed January 29, 2010.  At this time the registrant’s filing has been reviewed by both you and Mr. Long.  The registrant has responded to the comments that have been made; and the filing revised to what I understand is to your satisfaction.  Pursuant to the Commission’s request, Fund sales remain suspended and its website has been taken down.  This status will remain in effect until the current filing has been deemed “Effective”.  Accordingly, the registrant seeks acceleration of the “Effective Date” to February 8, 2010, pursuant to Rule 461 of the Securities Act of 1933.

Thank you for you kind consideration of this request.

Very truly yours,

/s/ C. Richard Ropka, Esq.

C. Richard Ropka, Esq.

CRR/ks